Exhibit 99.1

Strongbridge Biopharma plc Provides Updates on KEVEYIS® Launch and Recent Business Highlights, and Reports Second Quarter 2017 Financial Results

~ Launched KEVEYIS® (dichlorphenamide) to U.S. Primary Periodic Paralysis Community, Established Strongbridge CareConnection Patient Services and Support Program, and Mobilized 12-Person Highly-Experienced Rare Disease Sales Team in April 2017 ~

~ During the First Quarter of Commercialization, Achieved Net Product Sales of $1.5 Million for KEVEYIS, the First and Only U.S. Food and Drug Administration-Approved Treatment for Primary Periodic Paralysis and Related Variants, a Group of Ultra-Rare, Genetic Neuromuscular Disorders ~

~ Recently-Completed Analysis of a Medical Claims Database Indicates Approximately 4,000 — 5,000 Diagnosed Primary Periodic Paralysis Patients in the U.S., or Twice Earlier Estimates ~

~ RECORLEV™ (levoketoconazole) Phase 3 Clinical Development Program and Timelines Remain Consistent with Prior Guidance, as Demonstrated by Recent SONICS Study Enrollment Completion and Anticipated LOGICS Study Initiation in Q3 2017 ~

~ Financial Position Strengthened by Recent Debt and Equity Financing; Sufficient Existing Resources Under Current Plan to Achieve Consistent Positive Cash Flows From Operating Activities ~

Dublin, Ireland and Trevose, Pa., August 7, 2017 — Strongbridge Biopharma plc, (Nasdaq: SBBP), a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs, today provided updates on its KEVEYIS® (dichlorphenamide) launch progress and recent business highlights, and reported second quarter 2017 financial results.

“With the launch of KEVEYIS, the second quarter was transformational for Strongbridge. We are delighted by the early uptake trends we saw during the quarter, including converting more than 85 percent of the 80 pre-existing patients on KEVEYIS to our commercial supply and patient assistance program, generating more than 30 new patient start forms and receiving favorable payer coverage. We also completed a robust quantitative market analysis, which indicates that the number of diagnosed PPP patients is approximately double our prior estimates. Based upon early trends and the expanded market size, we are currently evaluating increasing our commercial investment in KEVEYIS,” said Matthew Pauls, president and chief executive officer of Strongbridge Biopharma.

KEVEYIS Launch Highlights:

•                  Successfully transitioned more than 85 percent of 80 pre-existing KEVEYIS patients to Strongbridge’s commercial supply and patient assistance program during the second quarter.

•                  Significant KEVEYIS market demand demonstrated by more than 30 new patient start forms generated by 12-person sales team in their first 10 weeks in the field.

•                  KEVEYIS currently has broad and favorable payer coverage.

•                  Achieved net product sales of $1.5 million during the second quarter.

•                  In an effort to better understand the U.S. prevalence of PPP, partnered with a leading provider of pharmaceutical data to analyze their longitudinal claims database, which covers more than 250 million lives. Based upon use of diagnosis codes and prescription history, this analysis indicates that there are 4,000 to 5,000 active patients in the United States diagnosed with PPP, or twice earlier estimates that were based upon scientific literature and physician research.

•                  Early uptake and upward adjustment of estimated diagnosed patients provide basis for the evaluation of near-term increased commercial investment via expansion of the sales team, a genetic-testing program, and disease-state education and KEVEYIS promotional initiatives.

“We also achieved a significant milestone for our rare endocrine disease franchise during the second quarter with the completion of enrollment in the Phase 3 SONICS study evaluating RECORLEV in endogenous Cushing’s syndrome,” Pauls added. “Lastly, the new funds from our recent financing have strengthened our financial position to extend our cash runway beyond the potential launch of RECORLEV, and to positive operating cash flows.”

Additional Recent Business Highlights:

•                  RECORLEV™ (levoketoconazole) Phase 3 Clinical Development Program and Timelines Remain Consistent with Prior Guidance, as Demonstrated by Recent SONICS Study Enrollment Completion and Anticipated LOGICS Study Initiation in Q3 2017

The Phase 3 SONICS study evaluating RECORLEV, a next-generation cortisol synthesis inhibitor for the treatment of endogenous Cushing’s syndrome, completed enrollment with 94 total patients in July 2017, after the Company permitted several qualified patients to enroll in the study subsequent to achieving the target enrollment of 90 patients. As previously announced, Strongbridge anticipates reporting top-line SONICS results in the second quarter of 2018. Also, as previously announced, the Company has strengthened its RECORLEV Phase 3 development plan to include LOGICS, which includes a nine-week, placebo-controlled treatment phase, that will supplement the long-term efficacy and safety data from SONICS. Strongbridge anticipates that the first LOGICS patient will be enrolled during the third quarter of 2017, with top-line data anticipated in the third quarter of 2018.

•                  Financial Position Strengthened; Sufficient Existing Resources Under Current Plan to Achieve Consistent Positive Cash Flows from Operating Activities

Strongbridge recently announced that it entered into a $50 million senior credit facility with CRG LP (“CRG”), a healthcare-focused investment firm, to retire its pre-existing credit facility and provide additional capital for the Company. Strongbridge initially borrowed $40 million under the term loan agreement and has the option to borrow an additional $10 million based upon the achievement of a certain revenue milestone on or prior to June 30, 2018. Concurrent with the initial borrowing, CRG purchased $3 million of the Company’s ordinary shares at a price of $6.98 per share. The Company believes that the combination of existing cash resources at June 30, 2017 together with the net proceeds from the CRG debt and equity financing provides sufficient cash under its current operating plan, which includes the potential U.S. regulatory approval and launch of RECORLEV, to achieve consistent positive cash flows from operating activities.

Second Quarter 2017 Results

For the three months ended June 30, 2017, basic and diluted net loss attributable to ordinary shareholders on a GAAP basis was $30.2 million, or $0.86 per share, compared to a basic and diluted net loss attributable to ordinary shareholders of $12.8 million, or $0.61 per share, for the same period in 2016. The increase in GAAP net loss was primarily due to a non-cash unrealized loss of $15.2 million on the fair value of the Company’s warrant liability.

For the three months ended June 30, 2017, non-GAAP basic and diluted net loss attributable to ordinary shareholders was $12.2 million, or $0.34 per share, compared to a non-GAAP basic and diluted net loss attributable to ordinary shareholders of $7.4 million, or $0.34 per share, for the same period in 2016. The increase in non-GAAP net loss was primarily due to increased operating expenses associated with the launch of KEVEYIS in April 2017.

Non-GAAP net loss for the three months ended June 30, 2017 excludes $1.3 million of non-cash intangible asset amortization, $1.4 million of non-cash stock-based compensation expense, $15.2 million of non-cash unrealized losses on fair value of warrants, $0.3 million of non-cash interest expense, and a $0.1 million non-cash income tax benefit. Non-GAAP net loss for the three months ended June 30, 2016 excludes $1.1 million of non-cash stock-based compensation expense, a $5.2 million non-cash intangible asset impairment charge, and a $0.9 million non-cash income tax benefit.

As a result of the April 2017 KEVEYIS launch, the Company recorded net revenues of $1.5 million and cost of goods sold of $0.4 million for the three months ended June 30, 2017. No revenue or cost of goods sold was recognized for the same period of 2016.

Research and development expenses were $4.1 million for the three months ended June 30, 2017, compared to $4.6 million for the same period in the prior year. The decrease during the 2017 period was primarily due to decreased development spend related to programs discontinued during 2016, a planned decrease in development activity for veldoreotide, and a timing-related decrease in expenses relating to the ongoing clinical trials for RECORLEV.

Selling, general and administrative expenses were $10.1 million for the three months ended June 30, 2017, compared to $4.0 million for the same period in the prior year. The increase during the 2017 period was primarily due to costs incurred to establish the commercial and corporate infrastructure necessary to support the launch and ongoing commercialization of KEVEYIS.

Year-to-Date June 2017 Results

For the six months ended June 30, 2017, basic and diluted net loss attributable to ordinary shareholders on a GAAP basis was $59.7 million, or $1.69 per share, compared to a basic and diluted net loss attributable to ordinary shareholders $25.0 million, or $1.18 per share, for the same period in 2016. The increase in GAAP net loss was primarily due to a non-cash unrealized loss of $30.1 million on the fair value of the Company’s warrant liability.

For the six months ended June 30, 2017, non-GAAP basic and diluted net loss attributable to ordinary shareholders was $22.3 million, or $0.64 per share, compared to a non-GAAP basic and diluted net loss attributable to ordinary shareholders of $18.3 million, or $0.86 per share, for the same period in 2016. The increase in non-GAAP net loss was primarily due to increased operating expenses associated with the launch of KEVEYIS in April 2017.

Non-GAAP net loss for the six months ended June 30, 2017 excludes $2.5 million of non-cash intangible asset amortization, $2.5 million of non-cash stock-based compensation expense, $30.1 million of non-cash unrealized losses on fair value of warrants, $0.7 million of non-cash interest expense, and $1.5 million of non-cash income tax expense. Non-GAAP net loss for the six months ended June 30, 2016 excludes $2.4 million of non-cash stock-based compensation expense, a $5.2 million non-cash intangible asset impairment charge, and a $0.9 million non-cash income tax benefit.

As a result of the April 2017 KEVEYIS launch, the Company recorded net revenues of $1.5 million and cost of goods sold of $0.4 million for the six months ended June 30, 2017. No revenue or cost of goods sold was recognized for the same period of 2016.

Research and development expenses were $7.6 million for the six months ended June 30, 2017, compared to $11.4 million for the same period in the prior year. The decrease during the 2017 period was primarily due to decreased development spend related to programs discontinued during 2016, a planned decrease in development activity for veldoreotide, and a timing-related decrease in expenses relating to the ongoing clinical trials for RECORLEV.

Selling, general and administrative expenses were $17.6 million for the six months ended June 30, 2017, compared to $8.1 million for the same period in the prior year. The increase during the 2017 period was primarily due to costs incurred to establish the necessary commercial and corporate infrastructure to support the launch and ongoing commercialization of KEVEYIS.

Strongbridge had $33.9 million of cash and cash equivalents and $20.0 million in outstanding debt as of June 30, 2017, compared to $66.8 million of cash and cash equivalents and $20.0 million in outstanding debt as of December 31, 2016. After adjusting for the net proceeds of the debt and equity financing completed in July 2017 and the repayment of its pre-existing credit facility, Strongbridge had pro forma cash and cash equivalents of $53.3 million and pro forma outstanding debt of $40 million as of June 30, 2017. The Company believes the combination of existing cash resources at June 30, 2017 and the net proceeds from the debt and equity financing completed in July 2017 provides sufficient cash under its current operating plan, which includes the potential U.S. regulatory approval and launch of RECORLEV, to achieve consistent positive cash flows from operating activities.

Use of Non-GAAP Financial Measures

In addition to the results prepared in accordance with U. S. generally accepted accounting principles, or GAAP, this press release also includes certain financial measures, which have been adjusted and are not in accordance with generally accepted accounting principles (“Non-GAAP financial measures”). These Non-GAAP financial measures include adjusted income from operations, adjusted net income, and adjusted net income per diluted share. In accordance with Regulation G of the Securities and Exchange Commission, the Company has provided a reconciliation of these Non-GAAP financial measures with the most directly comparable financial measure calculated in accordance with GAAP.

These Non-GAAP financial measures are not intended to replace GAAP financial measures. They are presented as supplemental measures of our performance in an effort to provide our stakeholders better visibility into the Company’s ongoing operating results and to allow for comparability to prior periods as well as to other companies’ results. Management uses these Non-GAAP financial measures to assess the financial health of the Company’s ongoing operating performance. Management encourages our stakeholders to consider all of our financial measures and to not rely on any single financial measure to evaluate our performance.

Conference Call Information

Strongbridge will host a conference call on Monday, August 7 at 9:00 a.m. ET. To access the live call, dial 844-285-7153 (domestic) or 478-219-0180 (international). The conference call will also be audio webcast from the Company’s website at www.strongbridgebio.com under the “Investor/Webcasts and Presentations” section. A replay of the call will be made available for one week following the conference call. To hear a replay of the call, dial 855-859-2056 (domestic) or 404-537-3406 (international) with conference ID 61074112.

About Strongbridge Biopharma

Strongbridge Biopharma is a commercial-stage global biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs. Strongbridge’s first commercial product is KEVEYIS® (dichlorphenamide), the first and only FDA-approved treatment for hyperkalemic, hypokalemic, and related variants of Primary Periodic Paralysis. KEVEYIS has orphan drug exclusivity status in the U.S. through August 7, 2022. In addition to establishing this neuromuscular disease franchise, the Company has a clinical-stage pipeline of therapies for rare endocrine diseases. Strongbridge’s lead compounds include RECORLEV™ (levoketoconazole), a cortisol synthesis inhibitor currently being studied for the treatment of endogenous Cushing’s syndrome, and veldoreotide, a next-generation somatostatin analog being investigated for the treatment of acromegaly, with potential additional applications in Cushing’s syndrome and neuroendocrine tumors. Both RECORLEV and veldoreotide have received orphan designation from the U.S. Food and Drug Administration and the European Medicines Agency. For more information, visit www.strongbridgebio.com.

About KEVEYIS

KEVEYIS® (dichlorphenamide) is indicated for the treatment of primary hyperkalemic periodic paralysis, primary hypokalemic periodic paralysis, and related variants. In clinical studies, the most common side effects of KEVEYIS were a numbness or tingling, difficulty thinking and paying attention, changes in taste, and confusion. These are not all of the possible side effects that you may experience with KEVEYIS. Talk to your doctor if you have any symptoms that bother you or do not go away. You are encouraged to report side effects to Strongbridge Biopharma at 1-855-324-8912, or to the FDA at 1-800-FDA-1088 or visit www.fda.gov/medwatch/. For additional KEVEYIS important safety information and the full prescribing information visit www.keveyis.com.

Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this press release, are forward-looking statements. These statements relate to future events and involve known and unknown risks, including, without limitation, uncertainties regarding Strongbridge’s strategy, plans, future financial position, anticipated investments, costs and results, outcomes of product development efforts, status and results of clinical trials, size of patient population, and objectives of management for future operations. The words “anticipate,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “project,” “target,” “will,” “would,” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are based on current expectations, estimates, forecasts and projections and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors. The forward-looking statements contained in this press release are made as of the date of this press release, and Strongbridge Biopharma does not assume any obligation to update any forward-looking statements except as required by applicable law.

STRONGBRIDGE BIOPHARMA plc

Select Consolidated Balance Sheet Information

(Unaudited, in thousands, except share and per share data)

	June 30,	December 31,
	2017	2016
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$33,864	$66,837
Total assets	103,712	137,531
Total liabilities	93,882	70,559
Total shareholders’ equity	9,830	66,972

STRONGBRIDGE BIOPHARMA plc

Consolidated Statement of Operations and Comprehensive Loss

(Unaudited, in thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Consolidated Statement of Operations Data:
Revenues:
Net product sales	$1,529	$—	$1,529	$—
Total revenues	1,529	—	1,529	—
Cost and expenses:
Cost of sales (excluding amortization of intangible asset)	$377	$—	$377	$—
Research and development	4,128	4,572	7,609	11,366
Selling, general and administrative	10,142	4,014	17,584	8,143
Amortization of intangible asset	1,255	—	2,511	—
Impairment of intangible asset	—	5,228	—	5,228
Total cost and expenses	15,902	13,814	28,081	24,737
Operating loss	(14,373)	(13,814)	(26,552)	(24,737)
Other income (expense), net:
Unrealized loss on fair value of warrants	(15,219)	—	(30,147)	—
Interest expense	(737)	—	(1,474)	—
Foreign exchange (loss) gain	(14)	3	(25)	(44)
Other income (expense), net	60	44	25	(1,246)
Total other income (expense), net	(15,910)	47	(31,621)	(1,290)
Loss before income taxes	(30,283)	(13,767)	(58,173)	(26,027)
Income tax (expense) benefit	92	871	(1,502)	926
Net loss	(30,191)	(12,896)	(59,675)	(25,101)
Net loss attributable to non-controlling interest	—	55	—	105
Net loss attributable to Strongbridge Biopharma	$(30,191)	$(12,841)	$(59,675)	$(24,996)
Net loss attributable to ordinary shareholders:
Basic and diluted	$(30,191)	$(12,841)	$(59,675)	$(24,996)
Net loss per share attributable to ordinary shareholders:
Basic and diluted	$(0.86)	$(0.61)	$(1.69)	$(1.18)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders:
Basic and diluted	35,335,026	21,205,382	35,335,026	21,205,382

STRONGBRIDGE BIOPHARMA plc

Reconciliation of Non-GAAP Financial Measures

(Unaudited, in thousands, except share and per share data)

	Three Months Ended June 30, 2017
				Net loss per
			Net loss	share
			attributable to	attributable to
	Operating	Loss before	Strongbridge	ordinary
	loss	income taxes	Biopharma	shareholders

GAAP	$(14,373)	$(30,283)	$(30,191)	$(0.86)

Non-GAAP Adjustments:

Amortization of intangible asset (a)	$1,255	$1,255	$1,255	$0.04
Stock-based compensation - Research & Development (b)	$281	$281	$281	$0.01
Stock-based compensation - Selling, General & Admin. (b)	$1,082	$1,082	$1,082	$0.03
Unrealized loss on fair value of warrants (c)	—	$15,219	$15,219	$0.43
Non-cash interest expense (d)	—	$270	$270	$0.01
Non-cash income tax (benefit) expense (e)	—	—	$(92)	$0.00

Adjusted	$(11,755)	$(12,176)	$(12,176)	$(0.34)

	Three Months Ended June 30, 2016
				Net loss per
			Net loss	share
			attributable to	attributable to
	Operating	Loss before	Strongbridge	ordinary
	loss	income taxes	Biopharma	shareholders

GAAP	$(13,814)	$(13,767)	$(12,841)	$(0.61)

Non-GAAP Adjustments:
Stock-based compensation - Research & Development (b)	$(87)	$(87)	$(87)	$0.00
Stock-based compensation - Selling, General & Admin. (b)	$1,177	$1,177	$1,177	$0.06
Impairment of intangible asset (a)	$5,228	$5,228	$5,228	$0.25
Non-cash income tax (benefit) expense (e)	—	—	$(871)	$(0.04)

Adjusted	$(7,496)	$(7,449)	$(7,394)	$(0.34)

STRONGBRIDGE BIOPHARMA plc

Reconciliation of Non-GAAP Financial Measures

(Unaudited, in thousands, except share and per share data)

	Six Months Ended June 30, 2017
				Net loss per
			Net loss	share
			attributable to	attributable to
	Operating	Loss before	Strongbridge	ordinary
	loss	income taxes	Biopharma	shareholders

GAAP	$(26,552)	$(58,173)	$(59,675)	$(1.69)
Non-GAAP Adjustments:
Amortization of intangible asset (a)	$2,511	$2,511	$2,511	$0.07
Stock-based compensation - Research & Development (b)	$498	$498	$498	$0.01
Stock-based compensation - Selling, General & Admin. (b)	$2,035	$2,035	$2,035	$0.06
Unrealized loss on fair value of warrants (c)	—	$30,147	$30,147	$0.85
Non-cash interest expense (d)	—	$712	$712	$0.02
Non-cash income tax (benefit) expense (e)	—	—	$1,502	$0.04
Adjusted	$(21,508)	$(22,270)	$(22,270)	$(0.64)

	Six Months Ended June 30, 2016
				Net loss per
			Net loss	share
			attributable to	attributable to
	Operating	Loss before	Strongbridge	ordinary
	loss	income taxes	Biopharma	shareholders

GAAP	$(24,737)	$(26,027)	$(24,996)	$(1.18)
Non-GAAP Adjustments:
Stock-based compensation - Research & Development (b)	$196	$196	$196	$0.01
Stock-based compensation - Selling, General & Admin. (b)	$2,222	$2,222	$2,222	$0.10
Impairment of intangible asset (a)	$5,228	$5,228	$5,228	$0.25
Non-cash income tax (benefit) expense (e)	—	—	$(926)	$(0.04)
Adjusted	$(17,091)	$(18,381)	$(18,276)	$(0.86)

(a)         The effects of amortization of the intangible asset acquired in the Keveyis acquisition, and charges related to impairment of the intangible asset acquired in the BioPancreate acquisition are excluded because these charges are non-cash, and we believe such exclusion facilitates investors’ ability to more accurately compare our operating results to those of our peer companies.

(b)         The effects of non-cash employee stock-based compensation are excluded because of varying available valuation methodologies and subjective assumptions. We believe this is a useful measure for investors because such exclusion facilitates comparison to peer companies who also provide similar non-GAAP disclosures and is reflective of how management internally manages the business.

(c)          The unrealized loss on fair value of warrants are excluded due to the nature of this charge, which is non-cash and related primarily to the effect of changes in the company’s stock price at a point in time. We believe such exclusion facilitates investors’ ability to more accurately compare our operating results to those of our peer companies.

(d)         The effects of non-cash interest charges related to the term loan are excluded. We believe such exclusion facilitates an understanding of the effects of the debt service obligations on the Company’s liquidity and comparisons to peer group companies, and is reflective of how management internally manages the business.

(e)          The effect of non-cash tax expense or benefit related to valuation allowance adjustments of the deferred income tax asset resulting from the acquisition of BioPancreate is excluded because of its non-recurring nature. We believe such exclusion facilitates investor’s ability to more accurately compare our operating results to those of our peer companies.

Contacts:

Corporate and Media Relations
Elixir Health Public Relations
Lindsay Rocco
+1 862-596-1304
lrocco@elixirhealthpr.com

Investor Relations

U.S.:

The Trout Group
Marcy Nanus
+1 646-378-2927
mnanus@troutgroup.com

Europe:

First House

Mitra Hagen Negård

+47 21 04 62 19

strongbridgebio@firsthouse.no

USA
900 Northbrook Drive
Suite 200
Trevose, PA 19053
Tel. +1 610-254-9200
Fax. +1 215-355-7389